Mail Stop 4561

December 8, 2006

Mr. John P. Yeros
Chairman and Chief Executive Officer
HyperSpace Communications, Inc.
906 E. Karcher Road
Nampa, ID 83687

Re: HyperSpace Communications, Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2005
Form 10-QSB for the Quarterly Period Ended March 31, 2006
Form 10-QSB for the Quarterly Period Ended June 30, 2006
Form 10-QSB for the Quarterly Period Ended September 30, 2006
File No. 001-32306

Dear Mr. Yeros:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.   We note that you have provided your results of operations discussion for fiscal years ended December 31, 2005 and 2004 on a pro-forma basis assuming the merger with MPC occurred on January 1, 2004. Clarify why you believe that providing this pro-forma results of operations discussion in lieu of providing a discussion of your actual results of

operations (i.e. results of operations as reported) satisfies the requirements of Item 303 of Regulation S-B. In this respect, please tell us how you determined that your current discussion meets the requirement of Item 303(b)(vi) of Regulation S-B.

2.   We note your use of the EBITDA non-GAAP measure in your results of operation discussion. Please address the following comments with respect to your use of this non-GAAP measure:

- We note that the non-GAAP measure you have presented excludes a number of recurring items. Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8 of the Commission's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Use of Estimates and Critical Accounting Policies, page 32

3.   Your critical accounting policy and estimates discussion appears to be a recitation of your footnote disclosures. Tell us how you considered the guidance of Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, when preparing your critical accounting policy and estimates disclosure.

Note 3 – Summary of Significant Accounting Policies and Use of Estimates

Revenue Recognition, 53

4.   We note that your arrangements may include multiple elements, including hardware, software, extended warranty and service contracts and software maintenance elements. Tell us how you apply the provisions of EITF 00-21 and SOP 97-2 to allocate arrangement fee in your multiple element arrangements.   Further, tell us how you have established fair value for each undelivered element in your multiple element arrangements.

5.   Tell us your consideration of the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, your disclosure should discuss your accounting policy for each unit of accounting as well as how the units of accounting are determined and valued.

6.   We note from your disclosure on page 29 that you generate revenue based on the sale of third-party products. Please clarify how you evaluate the indicators in EITF 99-19 to determine that gross reporting is appropriate for these third-party products sales. Please provide a complete analysis which supports your presentation. In addition, tell us how much revenue you recognized in fiscal year 2005 from third-party products sold.

Note 11 – Segment Information, page 69

7.   Clarify why you believe that reporting segment revenue and operating income (or loss) by segment on a pro-forma basis as if the merger occurred as of the beginning of fiscal year 2004 complies with the disclosure requirements of SFAS 131, paragraph 25.b and c. In this respect, your segment disclosures should be based on your financial results and should reconcile to your results as reported in your statement of operations pursuant to paragraph 32 of SFAS 131. Please advise.

8.   Tell us your consideration of disclosing segment assets pursuant to paragraph 25.b of SFAS 131. In addition, tell us your consideration of disclosing the amount of goodwill by reportable segment pursuant to paragraph 52.c(2) of SFAS 141.

9.   We note you have disclosed operating loss by segment as if the intangible asset impairment loss did not occur. This measure is a non-GAAP segment measure since it is not in conformity with SFAS 131. Please clarify why you believe that this non-GAAP segment measure is useful to investors. In this respect clarify whether this measure is reported to your chief operating decision maker for purposes of making decisions about allocating resources to your segments and assessing performance. If not, it would be difficult for you to demonstrate that this non-GAAP segment measure is useful to investors. We refer you to question 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, please note that such non-GAAP segment measures are subject to the provisions of Item 10(e) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 31, 2006

Prepaid Maintenance and Warranty Costs, page 10

10.   We note your disclosure which states that you defer prepaid maintenance and warranty costs and recognize such costs ratably with the related revenue. Tell us how your policy complies with SAB Topic 13, Section A.f, Question 5. In addition, tell us how you determined that your deferred costs are recoverable as of September 30, 2006.

Note 4 – Impairment of Acquired Intangibles and Goodwill, page 12

11.   Your disclosure indicates that you test for goodwill impairment by comparing the carrying value of your consolidated stockholders' equity (or deficit) to your fair value as determined by quoted market prices of your stock. This indicates that you test for goodwill impairment as if you operate in one reporting unit. However, based on your segment disclosure on page 18, you operate in three reportable segments. Pursuant to paragraph 30 of SFAS 142, a reporting unit is an operating segment or one level below an operating segment. Therefore, tell us how your process for testing for goodwill impairment complies with paragraphs 19 through 22 of SFAS 142, which requires you to test for goodwill impairment at the reporting unit level. In addition, please describe how you determine fair value for your reporting units and how your fair value measurements comply with paragraphs 23 through 25 of SFAS 142. As part of your response, tell us whether you have allocated goodwill to your US Federal Government segment and if so, how you determined the fair value of such goodwill exceeds the carrying value as of September 30, 2006.

Note 6 – Notes Payable and Debt

New Convertible Debentures and Warrants, page 16

12.   Please clarify why the estimated fair value of your debt and warrants as disclosed on page 16 does not agree to the convertible debentures, at fair value and derivative liability warrants balances reported on your consolidated balance sheet as of September 30, 2006.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant

cc: Patrick Simpson, Esquire
   Sonny Allison, Esquire
   Perkins Coie LLP
   1899 Wynkoop Street, Suite 700
   Denver, Colorado 80202